# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HWH INTERNATIONAL INC. (HWH), CIK 0001897245
CUSIP: 44852G101
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001493152-22-003834
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814, 301-971-3955

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 13,000; shared voting power 25,226,331; sole dispositive power 0; shared dispositive power 25,226,331; aggregate amount beneficially owned 25,226,331 (90.2% of the class)
  Comment: Aggregate amount includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer's common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC; (ii) 13,000 shares of common stock owned directly by Mr. Chan; (iii) 9,958,347 shares of common stock held by Alset International Limited; and (iv) 12,687,954 shares of common stock held by Alset Inc., over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc. and Alset International Limited. Percentage is based on 27,969,602 shares of the Issuer's common stock outstanding as of December 27, 2024.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 25,213,331; sole dispositive power 0; shared dispositive power 25,213,331; aggregate amount beneficially owned 25,213,331 (90.1% of the class)
  Comment: Aggregate amount includes (i) 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer's common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC, a majority owned subsidiary of Alset Inc.; (ii) 9,958,347 shares held by Alset International Limited, a majority owned subsidiary of Alset Inc; and (iii) 12,687,954 shares held by Alset Inc. directly. Percentage is based on 27,969,602 shares of the Issuer's common stock outstanding as of December 27, 2024.
- Alset International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 9,958,347; shared voting power 0; sole dispositive power 9,958,347; shared dispositive power 0; aggregate amount beneficially owned 9,958,347 (35.6% of the class)
  Comment: Percentage is based on 27,969,602 shares of the Issuer's common stock outstanding as of December 27, 2024.
- Alset Acquisition Sponsor, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,567,030; shared voting power 0; sole dispositive power 2,567,030; shared dispositive power 0; aggregate amount beneficially owned 2,567,030 (9.2% of the class)
  Comment: Aggregate amount includes 2,330,155 shares and warrants convertible into 236,875 shares of the Issuer's common stock. Percentage is based on 27,969,602 shares of the Issuer's common stock outstanding as of December 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Name of issuer: HWH INTERNATIONAL INC. (HWH)
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989
Present principal occupation or employment: Chief Executive Officer - Alset International Limited
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 24, 2024, Alset Inc. entered into a Stock Purchase Agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 1,300,000 newly issued shares of the Issuer's common stock for a price of $0.45 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 24, 2024, Alset Inc. entered into a Stock Purchase Agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 1,300,000 newly issued shares of the Issuer's common stock for a price of $0.45 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Heng Fai Ambrose Chan: 25,226,331, 90.2%
Alset Inc.: 25,213,331, 90.1%
Alset International Limited: 9,958,347, 35.6%
Alset Acquisition Sponsor, LLC: 2,567,030, 9.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Heng Fai Ambrose Chan:
Sole power to vote or to direct the vote - 13,000
Shared power to vote or to direct the vote - 25,226,331
Sole power to dispose or to direct the disposition of - 13,000
Shared power to dispose or to direct the disposition of -25,226,331
Alset Inc.:
Sole power to vote or to direct the vote - 0
Shared power to vote or to direct the vote - 25,213,331
Sole power to dispose or to direct the disposition of - 0
Shared power to dispose or to direct the disposition of - 25,213,331
Alset International Limited:
Sole power to vote or to direct the vote - 0
Shared power to vote or to direct the vote - 9,958,347
Sole power to dispose or to direct the disposition of - 0
Shared power to dispose or to direct the disposition of - 9,958,347
Alset Acquisition Sponsor, LLC:
Sole power to vote or to direct the vote - 0
Shared power to vote or to direct the vote - 2,567,030
Sole power to dispose or to direct the disposition of - 0
Shared power to dispose or to direct the disposition of - 2,567,030
Transactions in the class effected during the past sixty days: On September 26, 2024, Alset Inc. entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with one of Alset Inc.'s subsidiaries, Alset International Limited. Pursuant to the Stock Purchase Agreement, Alset Inc. has purchased 6,500,000 shares (the "Shares") of the Issuer. As consideration for the Shares, Alset Inc. issued a secured promissory note to Alset International Limited in the original principal amount of $4,095,000.00 (the "Promissory Note"). The Promissory Note bears an interest rate of 5% per annum and a maturity date of September 26, 2026, and is secured by collateral specified in a security agreement (the "Security Agreement"), between Alset Inc. and Alset International Limited. The closing of the transactions described above was contingent upon the approval of the stockholders of Alset International Limited, and the satisfaction of other closing conditions. The transactions closed on November 20, 2024; and when on November 25, 2024, Alset Inc. entered into a Stock Purchase Agreement with the Issuer, pursuant to which Alset Inc. agreed to purchase 4,411,764 newly issued shares of the Issuer's common stock for a price of $0.68 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stock Loan Agreement

Sponsor entered into an agreement effective January 30, 2024 (the "Agreement"), pursuant to which the Sponsor loaned a borrower (the "Borrower") 347,220 shares of the Issuer's common stock (the "Shares"). The Sponsor will retain the right to vote the Shares and receive any dividends paid on the Shares during the duration of the loan. The Borrower may not sell, lend or transfer the Shares. The Borrower has agreed not to buy, sell or short any securities of the Issuer for a period of one year from the date of the Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated as of January 19, 2024.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (12/27/2024)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer (12/27/2024)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer (12/27/2024)
- Alset Acquisition Sponsor, LLC: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer of Alset SPAC Group Inc., its sole member (12/27/2024)